                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )

                               ADERA MINES LIMITED
                                (Name of Issuer)

                        COMMON STOCK, PAR VALUE $0.00001
                         (Title of Class of Securities)

                                   006858 10 4
                                 (CUSIP Number)

                                  Adam Benowitz
                          Vision Capital Advisors, LLC
                               20 West 55th Street
                                    5th Floor
                               New York, NY 10019
                                 (212) 849-8225
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2006
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

CUSIP NO. 006858 10 4                                       13D                                  PAGE 2 OF 7 PAGES

-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vision Opportunity Master Fund, Ltd.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [__]
         (see instructions)                                                                               (b) [X]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS (see instructions)

         WC

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                             [__]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER          17,400,000
         SHARES
      BENEFICIALLY        ----- --------------------------------------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER        0
          EACH
       REPORTING          ----- --------------------------------------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER     17,400,000

                          ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER   0

------------------------- ----- --------------------------------------------------------------------------------------

-------- -------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,400,000

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (see instructions)                                                       [__]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         47.0%

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14.      TYPE OF REPORTING PERSON (see instructions)

         CO
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CUSIP NO. 006858 10 4               13D                        PAGE 3 OF 7 PAGES

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D is being filed with respect to the common stock, par value
$.00001 per share (the "Common Stock") of Adera Mines Limited, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 20710 Lassen Street, Chatsworth, California 91311.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by Vision Opportunity Master Fund, Ltd.
(hereinafter referred to as "Vision" or the "Reporting Person"), a corporation organized under the laws of the Cayman Islands. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b)
citizenship, and (c) present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the
Reporting Person (the "Directors and Officers")

(b) The Reporting Person's principal business and office address is 20 West 55th
Street, Fifth Floor, New York, New York 10019.

(c) The principal business of the Reporting Person is to make private placement investments in companies.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the knowledge of the Reporting Person, none of its Directors and Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Person, none of its Directors and Officers has,
During the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a corporation organized under the laws of the Cayman
Islands.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 31, 2006, Adera Mines Limited (the "Company") executed a Common Stock and Warrant Purchase Agreement (the "PA") by and among the Company on the one hand, and a group of accredited investors, including Vision on the other hand.
Under the PA, on August 7, 2006, the Company issued to Vision 10,240,000 shares of Common Stock and warrants to purchase 5,120,000 shares of Common Stock at an exercise price of $0.30 per share (the "Warrants"), for total consideration of
$2,560,000. Under the PA, on September 6, 2006, the Company issued to Vision an additional 1,360,000 shares of Common Stock and additional Warrants to purchase
680,000 shares of Common Stock, for total additional consideration of $340,000.
The issuance of these shares of Common Stock and Warrants were

CUSIP NO. 006858 10 4               13D                        PAGE 4 OF 7 PAGES

exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. The source of cash funds for the purchased securities was internal capital of Vision.

The PA also provides that if the Company issues or sells, on or prior to the first anniversary of the closing date, any additional shares of Common Stock
(other than certain exempt issuances described in the PA) (the "Additional
Common Stock"), in exchange for consideration in an amount per additional share of Common Stock less than $0.25 per share (the "Per Share Purchase Price"), then
(A) the Per Share Purchase Price immediately prior to such issue or sale shall be reduced to equal the sale price of such Additional Common Stock; and (B)
Vision shall receive for no additional consideration a number of shares of
Common Stock determined as follows: (1) multiplying the Per Share Purchase Price in effect immediately prior to such issue or sale by the number of shares of common stock purchased by Vision pursuant to the PA and (2) dividing the product thereof by the Per Share Purchase Price resulting from the adjustment made pursuant to clause (A), and (3) subtracting from such amount the number of shares of Common Stock purchased by Vision pursuant to the PA.

The Company also entered into an Investor Rights Agreement with Vision and the other investors, pursuant to which it granted Vision and the other investors certain registration rights with respect to the Common Stock issued pursuant to the PA and the Common Stock issuable upon exercise of the Warrants.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Person acquired beneficial ownership of its shares of Common Stock and warrants to purchase Common Stock for passive investment purposes. The
Reporting Person may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock or its Warrants (or shares of
Common Stock issuable upon exercise of the Warrants) at any time.

Other than as set forth in Item 3 and the preceding paragraph of this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g)
changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above. The Reporting Person notes the actions taken by the Company as set forth in the Form 8-K filed with the Securities and Exchange Commission on August 11, 2006 (the "8-K") but do not
consider the events described therein (other than those described in Item 3 and the first paragraph of Item 4 herein) to be plans or proposals of the Reporting
Person for purposes of this paragraph.

CUSIP NO. 006858 10 4               13D                        PAGE 5 OF 7 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) This filing relates to 17,400,000 shares of Company Common Stock held of record by Vision as of the date hereof as follows: (i) 11,600,000 shares of common stock, and (ii) five year warrants to purchase an aggregate of 5,800,000 shares of Company common stock at an exercise price of $0.30 per share (the
"Warrants"). These securities in the aggregate represent beneficial ownership of
47.0% of the outstanding Common Stock of the Company (as set forth in its Form
10-QSB filed on September 19, 2006). Vision has provided the Company with notice that it does not choose to be governed by the ownership limitations provided in
Section 2.4 of the Warrants.

(b) Vision has the sole power to vote or direct the vote and sole power to dispose or disposition of the 17,400,000 shares of Company common stock described herein.

(c) Reference is made to the Reporting Person's responses to Items 3 and 4.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Reference is made to the Reporting Person's responses to Items 3, 4 and 7.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Common Stock and Warrant Purchase Agreement dated July 31, 2006 (1)
Exhibit B -Form of Common Stock Purchase Warrant (1) Exhibit C -Investor Rights
Agreement (1)

(1) Incorporated by reference to Exhibits 10.1, 4.1 and 10.2, respectively, to the Form 8-K of Adera Mines Limited filed August 11, 2006.

CUSIP NO. 006858 10 4               13D                        PAGE 6 OF 7 PAGES

                                   SIGNATURES

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006

                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By:  /s/ Adam Benowitz
                              -----------------
                         Name: Adam Benowitz
                         Title: Portfolio Manager

CUSIP NO. 006858 10 4               13D                        PAGE 7 OF 7 PAGES

                                   SCHEDULE I
                                   ----------

         The following information sets forth the (a) name, (b) citizenship, and
(c) present principal occupation or employment and the name and principal business address of any corporation or other organization in which such employment is conducted, for each of the Directors and Officers of the Reporting
Person. Except as indicated below, the business address of each Director and
Officer of the Reporting Person is 20 West 55th Street, Fifth Floor, New York,
New York 10019. Each of the Directors and Officers of the Reporting Person is a
citizen of the United States.

                                    DIRECTORS
                                    ---------

NAME                                                PRESENT OCCUPATION AND EMPLOYER ADDRESS

Adam Benowitz                                       Vision Capital Advisors, LLC
                                                    20 West 55th Street, Fifth Floor
                                                    New York, New York 10019

Robert Arnott                                       Appleby Spurling Hunter
                                                    P.O. Box 31695
                                                    George Town, Grand Cayman
                                                    Cayman Islands, BWI

John Lawless                                        BISYS Hedge Fund Services (Cayman) Ltd.
                                                    Cayman Corporate Centre
                                                    P.O. Box 1748 GT
                                                    27 Hospital Road
                                                    George Town, Cayman
                                                    Cayman Islands, BWI

                               EXECUTIVE OFFICERS
                               ------------------

NAME                                                   TITLE WITH REPORTING PERSON
Adam Benowitz                                          Managing Partner